EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Ltd. Reports
Third Quarter 2017 Financial Results

YEHUD, ISRAEL, November 16, 2017 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and nine month period ended September 30, 2017. Management will hold an investors’ conference call later today (at 10 am Eastern Time) to discuss the results.

THIRD QUARTER RESULTS SUMMARY

•	Revenue of $13.7 million, up 3% sequentially;

•	Breakeven on EBITDA compared with a loss of $1.2 million in the prior quarter;

•	Operating expenses have narrowed significantly;

•	Net loss of $0.2 million in the quarter, significant improvement versus net loss of $3.3 million in prior quarter

•	Net cash and equivalents of $48.0 million at quarter-end;

•	Strong bookings in the third quarter.

THIRD QUARTER 2017 RESULTS

Revenues for the third quarter of 2017 were $13.7 million. This represents a decrease of 36% compared with revenues of $21.3 million in the third quarter of 2016 and an increase of 3% compared with revenues of $13.3 million in the prior quarter.

Gross profit for the third quarter of 2017 was $6.5 million (47.7% of revenues). This is compared with $10.9 million in the third quarter of 2016 (51.1% of revenues) and $6.7 million in the prior quarter (50.2% of revenues). The variation in margin between quarters is reflective of the product mix sold in the quarter which had a comparatively higher portion projects during the quarter.

Operating expenses in the quarter were $7.1 million. This is an improvement compared with $9.3 million in operating expenses in the third quarter of 2016 and $8.3 million in the prior quarter. The reduction in expenses is primarily due to the steps taken earlier in the year, including the amalgamation of the company’s Aimetis and Senstar subsidiaries in North America.

Operating loss for the third quarter of 2017 was $0.5 million. This is compared to operating income of $1.6 million in the third quarter of 2016 and an operating loss of $1.7 million in the prior quarter.

Net loss in the third quarter of 2017 was $0.2 million, or $0.01 per share, compared with a net income of $0.6 million, or $0.04 per share in the third quarter of 2016 and a net loss of $3.3 million, or $0.14 per share in the prior quarter.

EBITDA in the third quarter of 2017 was at breakeven. This is compared to an EBITDA of $2.1 million in the third quarter of 2016 and a negative $1.2 million in the prior quarter.

Cash, short term deposits and restricted deposits, as of September 30, 2017, were $48.0 million, or $2.09 per share, compared with cash, short term deposits and restricted deposits of $47.9 million, or $2.08 per share, as of March 31, 2017.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “While we showed a slight improvement in revenue over the previous quarter, our North American operations continued to be impacted this quarter by delays in security spending. On the positive side, we see a start of a recovery in North America. Globally, we have seen solid growth in order levels in the third quarter and beyond. Just to highlight, we recently announced a number of orders amounting to around $9 million for airport security solutions as well as orders to protect correctional facilities. We have already started deliveries on these orders and we expect to recognize revenues in the fourth quarter and next year. We also expect further orders for our turn-key security solutions to materialize in the near future.”

Continued Mr. Koursh, “We have put much effort in improving our profitability on both the operational and gross margin levels. Our efforts have enabled us to enhance some inter-company synergies, while significantly reducing our operating expenses by almost a quarter versus last year and 15% versus the previous quarter. Our efforts led to a return to breakeven on the EBITDA level this quarter. We expect to continue our sequential revenue growth into the fourth quarter.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, November 16, 2017, at 10a.m. Eastern Time and 5 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay link of the call will be available from the day after the call from Magal’s website.

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) Security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. Magal’s management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization.  EBITDA should not be considered in isolation or as a substitute for net profit (loss) or other statement of operations data prepared in accordance with GAAP as a measure of profitability. A reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL  SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017	% change	2016	2017	% change
Revenue	21,341	13,686	(36)	47,573	41,275	(13)
Cost of revenue	10,435	7,152		24,354	20,678

Gross profit	10,906	6,534	(40)	23,219	20,597	(11)
Operating expenses:
Research and development, net	1,788	1,652	(8)	5,044	4,939	(2)
Selling and marketing	5,445	3,671	(33)	12,486	13,033	4
General and administrative	2,097	1,739	(17)	5,717	5,672	(1)
Total operating expenses	9,330	7,062	(24)	23,247	23,644	2

Operating income (loss)	1,576	(528)		(28)	(3,047)
Financial income (expenses), net	(491)	532		(1,047)	(3,478)

Income (loss) before income taxes	1,085	4		(1,075)	(6,525)

Taxes on income	403	197		752	666

Net income (loss)	682	(193)		(1,827)	(7,191)

Income (loss) attributable to non-controlling interests	35	-		14	14

Net income (loss) attributable to Magal shareholders'	647	(193)		(1,841)	(7,205)

Basic and diluted net income (loss) per share	$0.04	$(0.01)		$(0.11)	$(0.31)

Weighted average number of shares used in computing basic net income (loss) per share	16,442,914	23,012,448		16,413,660	22,976,806

Weighted average number of shares used in computing diluted net income (loss) per share	16,536,949	23,012,448		16,413,660	22,976,806

	Three Months Ended September 30		Nine Months Ended September 30,
	2016%	2017%	2016%	2017%

Gross margin	51.1	47.7	48.8	49.9
Research and development, net as a % of revenues	8.4	12.1	10.6	12.0
Selling and marketing as a % of revenues	25.5	26.8	26.2	31.6
General and administrative as a % of revenues	9.8	12.7	12.0	13.7
Operating margin	7.4	-	-	-
Net margin	3	-	-	-

MAGAL SECURITY SYSTEMS LTD.
 RECONCILIATION OF EBITDA TO NET LOSS
(All numbers expressed in thousands of US$)

	Three Months Ended September 30		Nine Months Ended September 30,
	2016	2017	2016	2017

GAAP Net income (loss)	682	(193)	(1,827)	(7,191)
Less:
Financial income (expenses), net	(491)	532	(1,047)	(3,478)
Taxes on income	(403)	(197)	(752)	(666)
Depreciation and amortization	(514)	(485)	(1,330)	(1,397)
EBITDA	2,090	(43)	1,302	(1,650)

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	September 30,
	2016	2017
CURRENT ASSETS:
Cash and cash equivalents	$19,692	$15,788
Short-term bank deposits	31,036	32,024
Restricted deposits	1,809	199
Trade receivables, net	13,702	12,438
Unbilled accounts receivable	4,232	3,907
Other accounts receivable and prepaid expenses	2,751	2,922
Inventories	6,818	8,419

Total current assets	80,040	75,697

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	308	20
Long-term deposits and restricted bank deposits	126	158
Severance pay fund	1,321	1,477
Deferred income taxes	2,114	2,251

Total long-term investments and receivables	3,869	3,906

PROPERTY AND EQUIPMENT, NET	5,301	5,634

INTANGIBLE ASSETS, NET	4,933	4,557

GOODWILL	11,850	12,705

TOTAL ASSETS	$105,993	$102,499

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	September 30,
	2016	2017

CURRENT LIABILITIES:

Trade payables	$4,040	$3,050
Customer advances	5,602	3,948
Other accounts payable and accrued expenses	11,646	10,599

Total current liabilities	21,288	17,597

LONG-TERM LIABILITIES:
Deferred revenues	472	500
Deferred income taxes	167	187
Accrued severance pay	2,089	2,266
Other long-term liabilities	59	64

Total long-term liabilities	2,787	3,017

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2016 and September 30, 2017; Issued and outstanding: 22,894,348 shares at December 31, 2016 and 23,012,448 shares at September 30, 2017	6,679	6,711
Additional paid-in capital	93,441	94,044
Accumulated other comprehensive loss	(1,923)	84
Foreign currency translation adjustments (stand alone financial statements)	412	4,928
Accumulated deficit	(16,600)	(23,805)

Total shareholders' equity	82,009	81,962
Non-controlling interest	(91)	(77)

TOTAL SHAREHOLDERS' EQUITY	81,918	81,885

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$105,993	$102,499